UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 15 July 2026, London UK

GSK completes acquisition of Nuvalent, Inc.

GSK plc (LSE/NYSE: GSK) today announced completion of its acquisition of Nuvalent, Inc.[1], a Boston-based clinical-stage biopharmaceutical company focused on creating precisely targeted oncology therapies.

The acquisition adds three lung cancer assets to GSK's oncology portfolio. Zidesamtinib (NVL-520) and neladalkib (NVL-655) are considered potential best-in-class assets, based on clinical data, and are under FDA review for ROS1-positive and ALK-altered non-small cell lung cancer (NSCLC) with target decision dates later this year. Both have received FDA Breakthrough Therapy and Orphan Drug Designations. If approved, they are expected to launch in 2026 with multi-blockbuster potential. The acquisition also includes NVL-330 in phase I development for HER2-altered NSCLC.

Luke Miels, Chief Executive Officer, GSK, said: "Today's deal completion accelerates our entry into lung cancer with zidesamtinib and neladalkib and a platform for rapid expansion with Ris-Rez, our B7-H3 targeted ADC in phase III development. There is a clear need for these medicines in defined patient populations, consistent with our approach of acquiring validated assets that aim to improve standard of care."

Financial considerations
Under the terms of the agreement, GSK completed a tender offer to acquire all of Nuvalent's outstanding shares. The aggregate equity value of the transaction is approximately $10.6 billion (£8.0 billion). Net of cash acquired, GSK's aggregate investment is approximately $9.4 billion (£7.1 billion).

About NSCLC
NSCLC is the most common form of lung cancer and is often characterised by specific genetic alterations, such as those in ALK, ROS1, or HER2. It can often metastasise (i.e. spread) to the central nervous system. It primarily affects working-age individuals. Current treatments are associated with mutation resistance and side effects, including metabolic and neurologic events, that can adversely impact patients' quality of life.

About Nuvalent
Nuvalent (NASDAQ: NUVL) is a clinical-stage biopharmaceutical company focused on creating precisely targeted therapies for patients with cancer, designed to overcome the limitations of existing therapies for clinically proven kinase targets. Leveraging deep expertise in chemistry and structure-based drug design, Nuvalent develops innovative small molecules that have the potential to overcome resistance, minimize adverse events, address brain metastases, and drive more durable responses. Nuvalent is advancing a robust pipeline with investigational candidates for ROS1-positive, ALK-positive, and HER2-altered non-small cell lung cancer, and multiple discovery stage research programs.

GSK in oncology
Our ambition in oncology is to help increase overall quality of life, maximise survival and change the course of disease, expanding from our current focus on blood and women's cancers into lung and gastrointestinal cancers, as well as other solid tumours. This includes accelerating priority programmes such as antibody-drug conjugates Ris-Rez targeting B7-H3 and Mo-Rez targeting B7-H4, and velzatinib, a highly selective KIT tyrosine kinase inhibitor.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Joanna Tuplin	+44 (0) 7788 351650	(London)
	Dan Smith	+44 (0) 7823 523885	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025, and GSK's Q1 Results for 2026.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

[1] GSK press release issued 9 June. GSK enters agreement to acquire Nuvalent, Inc. Available at: https://www.gsk.com/en-gb/media/press-releases/gsk-enters-agreement-to-acquire-nuvalent-inc/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 15, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc